SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 000-26247
CUSIP Number: 923436109

☒ Form 10-K     ☐ Form 20-F     ☐ Form 11-K     ☐ Form 10-Q     ☐ Form N-SAR      ☐ Form N-CSR

For the Period Ended: December 31, 2004

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

VERITAS Software Corporation

Full Name of Registrant

350 Ellis Street

Address of Principal Executive Offices (street and number)

Mountain View, California 94043

City, State and Zip Code

PART II — RULES 12b-25 (b) AND (c)

          If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statements or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

VERITAS Software Corporation (the “Registrant”) files this report for a 15-day extension, from March 16 to March 31, 2005, for filing its Annual Report on Form 10-K for the period ended December 31, 2004 (“Form 10-K”). The Registrant will not be in position to file its Form 10-K by March 16, 2005 without unreasonable effort or expense because the Registrant is still in the process of providing information necessary for its auditor to complete their documentation and related audit procedures in connection with the assessment of the Registrant’s internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 and the rules of the Public Company Accounting Oversight Board. Attached hereto as Exhibit A is the statement of the Registrant’s auditor, KPMG LLP, pursuant to Rule 12b-25. The Registrant anticipates that it will be able to file its Form 10-K by March 31, 2005.

As of the date of this filing, management of the Registrant has not identified any material weakness (as defined in Public Company Accounting Oversight Board Auditing Standard No. 2) in its internal control over financial reporting and does not expect any adjustments to its previously announced financial results for the fourth quarter and fiscal year ended December 31, 2004. The Registrant does not expect the delay in filing its Form 10-K to impact its pending merger with Symantec Corporation.

PART IV — OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

Edwin J. Gillis	(650)	527-8000

Name	Area Code	Telephone Number

     (2) Have all other periodic reports required under Section 13 or 15 (d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

This Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, including statements relating to the Registrant’s expectation that it will file its Form 10-K on or before March 31, 2005; and the Registrant’s expected results of operations for the fiscal year ended December 31, 2004. These forward-looking statements involve a number of risks and uncertainties, including uncertainties related to the completion of the audits of the Registrant’s financial statements and assessment of its internal control over financial reporting. These and other factors could cause the Registrant’s actual results to differ materially from what it projects in its forward-looking statements. For more information regarding other potential risks and uncertainties, see the “Factors That May Affect Future Results” section of the Registrant’s most recent periodic reports on Form 10-Q for the quarter ended September 30, 2004 and Form 10-K for the year ended December 31, 2003, which are on file with the Securities and Exchange Commission.

VERITAS Software Corporation

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 15, 2005	By:	/s/ Edwin J. Gillis

Edwin J. Gillis
Executive Vice President
and Chief Financial Officer

Exhibit A

[KPMG Letterhead]

March 15, 2005

Securities and Exchange Commission
Washington, D.C. 20549

Dear Sir/Madam:

Re: VERITAS Software Corporation (the “Company”) and our statement required by Rule 12b-25(c)

Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, we inform you that we have been furnished a copy of Form 12b-25, to be filed by the Company on or about March 15, 2005, which contains notification of the Company’s inability to file its Annual Report on Form 10-K for the period ended December 31, 2004 (the “Form 10-K”) by March 16, 2005. We have read the Company’s statements contained in Part III therein and we agree with the stated reasons as to why we have been unable to complete our audit and report on the Company’s consolidated financial statements for the year ended December 31, 2004, to be included in its Form 10-K.

Very truly yours,

/s/ KPMG LLP